Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SUPER HI INTERNATIONAL HOLDING LTD.

特海国际控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 9658)

DATE OF BOARD RESOLUTION TO APPROVE

THE UNAUDITED FINANCIAL RESULTS FOR

THE THREE MONTHS ENDED MARCH 31, 2024

The board of directors (the “Board”) of SUPER HI INTERNATIONAL HOLDING LTD. (the “Company”) hereby announces that the unaudited financial results of the Company and its subsidiaries for the three months ended March 31, 2024 and its publication will be considered and approved by way of written resolution of the Board on Tuesday, June 18, 2024 (Hong Kong Time).

By order of the Board
SUPER HI INTERNATIONAL HOLDING LTD.
Ms. SHU Ping
Chairlady

Singapore, June 5, 2024

As of the date of this announcement, the Board comprises Ms. SHU Ping as the chairlady and non-executive Director; Mr. LI Yu, Mr. WANG Jinping and Ms. LIU Li as executive Directors; and Mr. TAN Kang Uei, Anthony, Mr. TEO Ser Luck and Mr. LIEN Jown Jing Vincent as independent non-executive Directors.